UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

ZAGG Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98884U108

(CUSIP Number)

Andrew Rechtschaffen

AREX Capital Management, LP

250 West 55th Street, 15th Floor

New York, NY 10019

(646) 679-4000

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 16, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 98884U108

1	NAME OF REPORTING PERSON

AREX CAPITAL MASTER FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		935,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

935,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 98884U108

1	NAME OF REPORTING PERSON

AREX CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		935,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

935,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 98884U108

1	NAME OF REPORTING PERSON

AREX CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,171,092
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,171,092
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,171,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IA, PN

4

CUSIP NO. 98884U108

1	NAME OF REPORTING PERSON

AREX CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,171,092
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,171,092
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,171,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 98884U108

1	NAME OF REPORTING PERSON

ANDREW RECHTSCHAFFEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,171,092
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,171,092
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,171,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 98884U108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of ZAGG Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 910 West Legacy Center Way, Suite 500, Midvale, Utah 84047.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	AREX Capital Master Fund, LP, a Cayman Islands limited partnership (“AREX Capital Master”), with respect to the Shares directly and beneficially owned by it;
(ii)	AREX Capital GP, LLC, a Delaware limited liability company (“AREX Capital GP”), as the general partner of AREX Capital Master;
(iii)	AREX Capital Management, LP, a Delaware limited partnership (“AREX Capital Management”), as the investment advisor of AREX Capital Master and of certain managed accounts (the “AREX Managed Accounts”);
(iv)	AREX Capital Management GP, LLC, a Delaware limited liability company (“AREX Capital Management GP”), as the general partner of AREX Capital Management; and
(v)	Andrew Rechtschaffen, as the Managing Member of each of AREX Capital GP and AREX Capital Management GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 250 West 55th Street, 15th Floor, New York, NY 10019.

(c)       The principal business of AREX Capital Master is investing in securities. The principal business of AREX Capital GP is serving as the general partner of AREX Capital Master. The principal business of AREX Capital Management is serving as the investment advisor of AREX Capital Master and of the AREX Managed Accounts. The principal business of AREX Capital Management GP is serving as the general partner of AREX Capital Management. The principal occupation of Mr. Rechtschaffen is serving as the Managing Member of each of AREX Capital GP and AREX Capital Management GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO. 98884U108

(f)       AREX Capital Master is organized under the laws of the Cayman Islands. Each of AREX Capital GP, AREX Capital Management and AREX Capital Management GP is organized under the laws of the state of Delaware. Mr. Rechtschaffen is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by AREX Capital Master and held in the AREX Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 935,000 Shares beneficially owned by AREX Capital Master is $5,638,602, including brokerage commissions. The aggregate purchase price of the 1,236,092 Shares held in the AREX Managed Accounts is approximately $7,838,220, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On October 16, 2019, AREX Capital Management and AREX Investment Partners, LP (collectively, “AREX”) delivered a letter to the Issuer’s Board of Directors (the “Board”).  In the letter, AREX recognized the Issuer’s dominant market share in the mobile phone screen protector category, but stated that the Issuer suffers from investors’ focus on short-term results and that aspects of the Issuer’s business and industry have challenged the market’s ability to properly value its cash flows. AREX expressed in the letter that it was pleased that the Issuer announced in early August that it had retained Bank of America Merrill Lynch to explore strategic alternatives to maximize shareholder value.  AREX believes, as stated in the letter, that there is little-to-no benefit to the Issuer in remaining public. The letter discusses that, based on the Issuer’s current share price, the market is heavily discounting the likelihood of a sale of the Issuer occurring in light of the report on August 21, 2019 that a private equity firm would pay as much as $9 per share for the Issuer.  AREX stated that based on its conversations with sell-side analysts and other shareholders, there is a concern that the Issuer’s Board will be unduly anchored to past trading levels or unrealistic in its view of the Issuer’s future potential and demand a similarly unrealistic price from a potential acquirer.  AREX sent the letter to the Board to definitively state its view that the best outcome for the Issuer’s shareholders is the consummation of a sale of the Issuer and that a well-run sale process will allow the Issuer’s shareholders to receive fair and immediate value for their shares.  The full text of the letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Based on its research, AREX believes that the Issuer should maximize shareholder value by selling the Company as a whole, or by selling its brands separately to one or more strategic or financial buyers. Strategic buyers could generate significant synergies by selling one or several of the Issuer’s market leading brands through their existing infrastructure. Financial buyers could generate compelling returns from buying all of the Issuer, benefitting from its significant free cash flow generation. Financial buyers could also generate compelling returns from buying all of the Issuer and monetizing certain of its brands while retaining the highly cash generative InvisibleShield business.

8

CUSIP NO. 98884U108

The Reporting Persons have engaged, and expect to continue to engage, in a dialogue with the Issuer's management and/or Board about opportunities to maximize shareholder value, the strategic alternatives review process the Issuer has undertaken, and transactions in which the Reporting Persons may seek to participate and potentially engage in as a purchaser or investor. The Reporting Persons may consider, explore, and/or develop plans and/or make proposals with respect to, among other things, the matters set forth in the previous sentence, as well as potential changes in the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, and strategy. The Reporting Persons may communicate with the Issuer’s management and/or Board with respect to any of the foregoing matters. The Reporting Persons intend to communicate with the Issuer's management and Board about certain operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with the Issuer or any such third parties pursuant to appropriate non-disclosure agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,080,293 Shares outstanding, as of August 6, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

A.	AREX Capital Master
(a)	As of the close of business on October 22, 2019, AREX Capital Master beneficially owned 935,000 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 935,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 935,000

(c)	The transactions in the Shares by AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP NO. 98884U108

B.	AREX Capital GP
(a)	As the general partner of AREX Capital Master, AREX Capital GP may be deemed the beneficial owner of the 935,000 Shares owned by AREX Capital Master.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 935,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 935,000

(c)	AREX Capital GP has not entered into any transactions in the shares during the past sixty days. The transactions in the Shares on behalf of AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	AREX Capital Management
(a)

As of the close of business on October 22, 2019, 1,236,092 Shares were held in the AREX Managed Accounts. AREX Capital Management, as the investment advisor of AREX Capital Master and the AREX Managed Accounts, may be deemed the beneficial owner of the (i) 935,000 Shares owned by AREX Capital Master and (ii) 1,236,092 Shares held in the AREX Managed Accounts.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,171,092
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,171,092

(c)	The transactions in the Shares by AREX Capital Management through the AREX Managed Accounts and on behalf of AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	AREX Capital Management GP
(a)

As the general partner of AREX Capital Management, AREX Capital Management GP, may be deemed the beneficial owner of the (i) 935,000 Shares owned by AREX Capital Master and (ii) 1,236,092 Shares held in the AREX Managed Accounts.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,171,092
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,171,092

(c)	AREX Capital Management GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of AREX Capital Management through the AREX Managed Accounts and on behalf of AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP NO. 98884U108

E.	Mr. Rechtschaffen
(a)

As the Managing Member of each of AREX Capital GP and AREX Capital Management GP, Mr. Rechtschaffen may be deemed the beneficial owner of the (i) 935,000 Shares owned by AREX Capital Master and (ii) 1,236,092 Shares held in the AREX Managed Accounts.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,171,092
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,171,092

(c)	Mr. Rechtschaffen has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of AREX Capital Master and through the AREX Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 22, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among AREX Capital Master Fund, LP, AREX Capital GP, LLC, AREX Capital Management, LP, AREX Capital Management GP, LLC and Mr. Rechtschaffen, dated October 22, 2019.
99.2	Letter to the Board, dated October 16, 2019.
99.3	Power of Attorney for Andrew Rechtschaffen, dated October 21, 2019.

11

CUSIP NO. 98884U108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2019

AREX CAPITAL MASTER FUND, LP

By: AREX Capital GP, LLC

its general partner

AREX CAPITAL GP, LLC

AREX CAPITAL MANAGEMENT, LP

By: AREX Capital Management GP, LLC

its general partner

AREX CAPITAL MANAGEMENT GP, LLC

/s/ Jason Abrams
Jason Abrams As attorney-in-fact for Andrew Rechtschaffen

12

CUSIP NO. 98884U108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

AREX CAPITAL MASTER FUND, LP

Purchase of Common Stock	12,000	6.0937	08/26/2019
Purchase of Common Stock	8,820	6.1375	09/04/2019
Purchase of Common Stock	5,000	6.0909	09/04/2019
Purchase of Common Stock	700	6.1600	09/04/2019
Purchase of Common Stock	200	6.2150	09/05/2019
Purchase of Common Stock	5,000	6.2351	09/05/2019
Purchase of Common Stock	5,280	6.3586	09/05/2019
Purchase of Common Stock	12,500	6.3870	09/05/2019
Purchase of Common Stock	2,500	6.4800	09/05/2019
Purchase of Common Stock	2,186	6.4900	09/05/2019
Purchase of Common Stock	2,814	6.3377	09/06/2019
Purchase of Common Stock	27,000	6.3138	09/06/2019
Purchase of Common Stock	3,000	6.2843	09/06/2019
Purchase of Common Stock	5,000	6.2908	09/06/2019
Purchase of Common Stock	15,000	6.6085	09/10/2019
Purchase of Common Stock	35,000	6.5719	09/11/2019
Purchase of Common Stock	5,000	6.5600	09/11/2019
Purchase of Common Stock	3,000	6.5600	09/11/2019
Purchase of Common Stock	6,500	6.5378	09/11/2019
Purchase of Common Stock	3,000	6.6067	09/11/2019
Purchase of Common Stock	2,500	6.5698	09/11/2019
Purchase of Common Stock	4,000	6.5866	09/11/2019
Purchase of Common Stock	6,000	6.5000	09/12/2019
Purchase of Common Stock	15,000	6.4068	09/12/2019
Purchase of Common Stock	5,000	6.5381	09/17/2019
Purchase of Common Stock	5,000	6.5425	09/17/2019
Purchase of Common Stock	20,000	6.3924	09/18/2019
Purchase of Common Stock	5,000	6.4948	09/18/2019
Purchase of Common Stock	15,000	6.1032	09/19/2019
Purchase of Common Stock	5,000	6.1160	09/24/2019
Purchase of Common Stock	10,000	6.0427	09/26/2019
Purchase of Common Stock	9,323	6.1631	09/27/2019
Purchase of Common Stock	300	6.3700	09/27/2019
Purchase of Common Stock	5,377	5.8926	10/01/2019

Purchase of Common Stock	15,000	5.7142	10/02/2019
Purchase of Common Stock	2,500	5.7200	10/02/2019
Purchase of Common Stock	2,500	5.8300	10/02/2019
Purchase of Common Stock	2,500	5.5898	10/02/2019
Purchase of Common Stock	5,000	5.7350	10/02/2019
Purchase of Common Stock	3,000	5.7995	10/02/2019
Purchase of Common Stock	2,000	5.8193	10/02/2019
Purchase of Common Stock	2,500	5.8056	10/02/2019
Purchase of Common Stock	10,000	5.8586	10/03/2019
Purchase of Common Stock	10,000	5.9164	10/04/2019

AREX capital management, lp

(Through The AREX Managed Accounts)

Purchase of Common Stock	133,592	6.0802	10/08/2019
Purchase of Common Stock	100,000	6.2513	10/09/2019
Purchase of Common Stock	7,500	6.3385	10/10/2019
Purchase of Common Stock	2,500	6.3600	10/10/2019
Purchase of Common Stock	65,000	6.3239	10/10/2019
Purchase of Common Stock	75,000	6.4236	10/11/2019
Purchase of Common Stock	2,500	6.3896	10/14/2019
Purchase of Common Stock	60,000	6.3750	10/14/2019
Purchase of Common Stock	50,000	6.5064	10/15/2019
Purchase of Common Stock	285,000	6.3398	10/16/2019
Purchase of Common Stock	150,000	6.2856	10/17/2019
Purchase of Common Stock	30,000	6.4127	10/18/2019
Purchase of Common Stock	100,000	6.4000	10/18/2019
Purchase of Common Stock	16,500	6.3758	10/21/2019
Purchase of Common Stock	8,500	6.3758	10/21/2019
Purchase of Common Stock	66,000	6.3417	10/21/2019
Purchase of Common Stock	34,000	6.3417	10/21/2019
Purchase of Common Stock	50,000	6.6368	10/22/2019